September 28, 2005

Mr. William Bennett
Division of Corporate Finance
U.S. Securities & Exchange Commission
Mail Stop 0511
Washington, D.C.  20549

         Re:      Stone Mountain Resources, Inc.
                  Amendment No. 2 to Registration Statement on Form SB-2 Filed July 21, 2005
                  File No. 333-123735

Dear Mr. Bennett:

We represent Stone Mountain Resources, Inc. ("Stone Mountain"). We are in receipt of your letter dated August 17, 2005 regarding the above referenced filing and the following are our responses:

General
-------

1. We continue to consider the company a blank check and reiterate our prior comment #2 from our May 4, 2005 letter. The points expressed in that comment continue to exist regardless of the revisions to the disclosure and resignation of a director.

         Scott Young, although no longer a director or shareholder, is a founder of this company and promoter of the offering for which this resignation statement was filed. As noted previously, Chubasco Resources Corp., in which he was the sole officer and director at the time of effectiveness of that company's SB-2 in February, 2005, has since become Relationserve Media as a result of the merger on June 10, 2005. Chubasco Resources claimed in its prospectus to be in "the business of mineral exploration...and not a blank check company as defined in Rule 419..." and merged with an unidentified and non-mineral exploration company four months later.

         Please comply with the provisions of Rule 419 of Regulation C.

         Answer: As previously stated, the Company does not believe it is a blank check company; and therefore is not subject to Rule 419 of Regulation C. Although Mr. Young was a founder and promoter of the Company, the Company was not aware that Chubasco Resources Corp. ("Chubasco") was a public company. While the Company was aware that Mr. Young was an officer and director of this entity, Mr. Young advised the Company that Chubasco was a private company. Consequently, Mr. Young's positions with Chubasco were disclosed in the initial SB-2 Registration Statement, and Chubasco was identified as a private company in such filing. Based on a comment from the SEC, the Company disclosed in Amendment No. 1 to the Form SB-2, that the Company had no relationship with Chubasco except for Mr. Young. At such time, the Company was still not aware that Chubasco was a public company. On July 1, 2005, the Company received the letter from the SEC with the second round of comments and at such time learned that Chubasco was a public company which had merged with another entity four months after being approved to trade. The Company immediately took steps to remove Mr. Young from his positions with the Company. In consideration for the Company not pursuing legal action against Mr. Young for his failure to disclose his position with Chubasco, Mr. Young agreed to tender his resignation as the Secretary and as a member of the Board of Directors of the Company and returned his 8,000,000 shares of common stock to treasury. A copy of the resignation and return of the shares is attached as an exhibit to the SB-2. If requested by the SEC, the Company is willing to disclose that Chubasco is a public company which merged with another entity, as well as the reason for Mr. Young's resignation. Based upon same, the Company does not believe it is a blank check company and, therefore is not subject to Rule 419.

2. It appears that you do not have sufficient capital to pay your remaining offering expenses, the additional amounts owed under your property option agreement or the earning costs mandated by the Midas Agreement. This fact should be prominently disclosed in the Summary and Risk Factor sections. Disclose in MD&A how you intend to satisfy these obligations and what you intend to do should you fail to raise additional funding. In this regard, please also confirm your intention not to use this prospectus in any future unregistered offerings as well as your awareness of the integration factors as set forth in Rule 502 of Regulation D.

         Answer: The SB-2 has been revised to disclose in the Summary and Risk Factors sections that the Company currently does not have sufficiently capital to meet its obligations. Additionally, the MD&A has been revised to disclose how management plans on dealing with this capital shortage. The Company has confirmed that it will not use this prospectus in any future unregistered offerings and that it is aware of the integration factors set forth in Rule 502 of Regulation D.


3. The resignation and return of shares as indicated in your response to prior comment one dated July 1, 2005 and listed as exhibit 10.3 was not filed. Please do so.

         Answer: The resignation and return of shares has been attached to the SB-2 as exhibit 10.3.

4. Your attention is directed to item 310(g) of Regulation S-B and the need for updated financial statements and related disclosures.

         Answer: Financial Statements for the quarter ending June 30, 2005 have been included in the SB-2.

5. You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.

         Answer: A currently dated consent of the independent accountant has been included in the SB-2.

Risk Factors, page 3
--------------------

6. It appears you deleted the risk factor addressing your growth strategy. Since this is an integral part of your business plan, we think the risk attendant to such a strategy should be highlighted.

         Answer: The risk factor addressing the Company's growth strategy has been reinserted into the SB-2.

Description of Business, page 8
-------------------------------

         Portfolio Approach

7. Please define "junior capital markets." See your prior comment 6 dated July 1, 2005.

         Answer: The SB-2 has been amended to define "junior capital markets" as markets which specialize in financing junior mining companies and are located in Canada, the United States, England, Australia, and South Africa.

Management, page 15
-------------------

8. We note the various companies listed under Mr. Dodge's business description. Disclose the business of each. See prior comment 12 dated July 1, 2005.

         Answer: The SB-2 has been revised to disclose the business of the various companies listed under Mr. Dodge's business description.

Board of Directors, page 16
---------------------------

9. You disclose on page 16 that the board of directors consist of two directors. This also appears to be mandated by your by-laws. Please reconcile the disclosure on page 6 with the rest of the prospectus. See
         Item 401(a) of Regulation S-B regarding prospective nominees.

         Answer: The SB-2 has been revised to reflect that the Company currently has one director. The Company's by-laws have been amended to allow the board of directors to consist of one director. The amended by-laws have been included in the SB-2 as an exhibit.

Executive Compensation, page 18
-------------------------------

10. Please disclose any compensation to Scott Young for the return of 8,000,000 shares.

         Answer: The SB-2 has been revised to disclose that Mr. Young did not receive any compensation for the return of his 8,000,000 shares.


11. Arrangements or understandings, preliminary or otherwise, with Mr. Young for current or future relationships with the registrant should be discussed.

         Answer: The SB-2 has been revised to disclose that there are no arrangements or understandings, preliminary or otherwise, with Mr. Young for current or future relationships with the Company.

Certain Relationships and Related Transactions, page 22
-------------------------------------------------------

12. Since Scott Young remains a promoter of the registrant, disclosure required by Items 401(d) and 404(d) of Regulation S-B applicable to him should be included.

         Answer: Please note that the Company has confirmed that Scott Young has not been subject to any of the events described by Item 401(d) of Regulation S-B in the past five years. Other than disclosed in the SB-2, Scott Young has not been involved in any other transactions as described by Item 404(d) of Regulation SB.

Experts, page 24
----------------

13. We repeat our prior comment 39 in view of the information in Note 7 of the financial statements under Contracts and Agreements. Please fully describe the terms of the retainer agreement with counsel including the dollar amounts paid and to be paid. Reconcile Note 7 with item 25 of
         Part II of the registration statement. Remove the first sentence and the last sentence of the Experts section, which are diverting.

         File the agreement with counsel as an exhibit.

         Answer: The SB-2 has been amended to disclose the terms of the retainer agreement with the Company's counsel. Additionally, the first sentence of the Experts section has been amended, and the last sentence has been removed.

Part II
-------

Item 26. Recent Sales of Unregistered Securities
------------------------------------------------

14. Correct or explain the reference to Peter Dodge in the first paragraph.

         Answer: The SB-2 has been amended to reflect that Scott Young, rather than Peter Dodge, has resigned from his positions with the Company.



Very truly yours,

ANSLOW & JACLIN,

By:  /s/ Gregg E. Jaclin
------------------------------------
         GREGG E. JACLIN